UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **November 9, 2007**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On November 9, 2007, American Independence Corp. issued a press release announcing results of operations for the third-quarter and nine-months ended September 30, 2007. A copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated November 9, 2007.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: November 13, 2007
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   CONTACT: DAVID T. KETTIG
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2007 THIRD-QUARTER AND NINE-MONTH RESULTS

New York, New York, November 9, 2007. American Independence Corp. (NASDAQ: AMIC) today reported 2007 third-quarter and nine-month results.

Financial Results

Revenues increased to $29.8 million for the three months ended September 30, 2007, compared to revenues of $20.2 million for the three months ended September 30, 2006. Net income (loss) decreased to $(1.5) million ($(.17) per share), net of an income tax benefit of $(0.8) million, for the three months ended September 30, 2007, compared to $0.1 million ($.01 per share, diluted), net of a provision for income taxes of $0.1 million, for the three months ended September 30, 2006. The net loss includes reserve strengthening from the medical stop-loss line of business of $4.5 million before tax or $2.9 million net of tax. As of September 30, 2007, AMIC had approximately $275 million of federal net operating loss carryforwards. To the extent that AMIC utilizes any such carryforwards, it will not pay any income taxes, except for federal alternative minimum taxes and state income taxes.

AMIC also reported net income of $0.8 million ($.10 per share, diluted), net of a provision for income taxes of $0.5 million, for the nine months ended September 30, 2007, compared to $0.8 million ($.10 per share, diluted), net of a provision for income taxes of $0.6 million, for the nine months ended September 30, 2006. Revenues increased to $90.6 million for the nine months ended September 30, 2007, compared to revenues of $59.4 million for the nine months ended September 30, 2006. The net loss also includes the reserve strengthening of $2.9 million net of tax.

On a non-GAAP basis, the Company's income (loss) from continuing operations excluding amortization expense and federal income tax charge (benefit) related to deferred taxes for the three months ended September 30, 2007 decreased to $(2.2) million ($(.25) per share), as compared to $0.3 million ($.03 per share, diluted) for the three months ended September 30, 2006. On a non-GAAP basis, the Company's income from continuing operations excluding amortization expense and federal income tax charge related to deferred taxes was $1.3 million ($0.16 per share, diluted) for the nine months ended September 30, 2007, as compared to $1.7 million ($.20 per share, diluted) for the nine months ended September 30, 2006.

The Company also announced the acquisition of a controlling interest in www.healthinsurance.org (HIO). This acquisition gives the Company access to a well-established internet domain that generates hundreds of daily leads from individuals and small employers seeking affordable health insurance solutions. In 2006, more than 160,000 quotes for health insurance were generated from www.healthinsurance.org. As a result of the acquisition, AMIC plans to increase the number of daily leads of business through search engine optimization and cross-marketing with its related companies. AMIC and its affiliates will provide on-line enrollment tools through service agreements with leading health insurance distributors to make available individual medical and dental products, including those of Independence American and related companies. Charles Smith-Dewey, the founder and Chief Executive Officer of HIO will retain his title and a minority equity ownership in HIO.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are disappointed in our third-quarter results, which largely stem from strengthening reserves relating to medical stop-loss business written in 2006 and 2007, all of which is being reported in the 2007 third quarter as a result of the emergence of greater claims experience during the quarter. This reserve strengthening amounted to a charge of $4.5 million pre-tax or $2.9 million after tax in the third quarter. Consistent with our experience, the industry as a whole has succumbed to the pricing pressures caused by an unexpectedly long down cycle (or "soft" market) for medical stop-loss business. A leading rating agency recently commented that this market condition has placed considerable downward pressure on operational margins. The Company has been aware of these market conditions and has curtailed our growth in order to attempt to achieve higher profit margins. We believed

3

that we had taken sufficient action to insure that business written in 2006 produced better margins than that incepting in 2005. Early indications bore this out, however, in the third quarter of 2007 the Company began experiencing adverse development on medical stop-loss business written in 2006. Such development was primarily driven by frequency and severity of claims. While claims related to business written in 2007 have not yet developed to a level where claim development patterns would provide reliable estimates of ultimate claim levels, we believe that it is appropriate to re-estimate 2007 projected net loss ratios in this quarter to mirror developing losses with respect to business written in 2006. Despite these adverse developments, this line has shown accumulated profitability over the last several years even in this soft market."

"Given historical trends, consolidation in the industry, and early indications as to January 2008 pricing, many in the industry are hopeful that the medical stop-loss market will see improved underwriting results on business written in 2008. Even if we start seeing some hardening, we will continue to maintain our discipline so as to improve the underwriting profitability of our business."

Mr. Thung continued, "On a more positive note, the fully insured health business written by Independence American continues to grow and produce acceptable profit margins. We are also very excited by the acquisition of a controlling interest in www.healthinsurance.org which will give us a steady stream of prospects as we develop on-line enrollment tools for the growing individual health insurance market in cooperation with distribution partners. Mr. Thung, continued, "Our fixed maturity portfolio is rated, on average, AA and the Company's mortgage security portfolio has no exposure to sub-prime mortgages. We have $144 million of assets and our book value is $9.89 per share. In addition, revenues for the nine months ended September 30, 2007 are 52% higher than those of the comparable 2006 period."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below. Operating results reported on a non-GAAP basis exclude non-cash charges related to the amortization of intangible assets recorded in purchase accounting and the Federal income tax charge related to deferred taxes.

About American Independence Corp.

AMIC is a holding company principally engaged in employer medical stop-loss, small group major medical, major medical for individuals and families, and managed care insurance and reinsurance through Independence American Insurance Company and its managing general underwriter division.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
THIRD QUARTER REPORT
SEPTEMBER 30, 2007
(In thousands except per share data)
(Unaudited)

		Three Months Ended September 30,			Nine Months Ended September 30,	
		2007	2006		2007	2006
Premiums earned	$	26,213	$ 17,018	$	80,705	$ 49,375
MGU fee income		2,643	2,386		7,129	7,618
Net investment income		954	807		2,696	2,366
Net realized investment gains		23	30		49	48
Other income		5	6		16	14
Revenues		29,838	20,247		90,595	59,421
Insurance benefits, claims and reserves		22,234	12,671		59,579	35,008
Selling, general and administrative expenses		9,517	7,113		28,804	22,152
Amortization and depreciation		243	180		729	559
Minority interest		50	87		149	205
Expenses		32,044	20,051		89,261	57,924
Income (loss) from continuing operations before income tax		(2,206)	196		1,334	1,497
Provision (benefit) for income tax		(750)	99		501	599
Income (loss) from continuing operations		(1,456)	97		833	898
Gain (loss) on disposition of discontinued operations, net of tax		-	-		-	(54)
Net income (loss)	$	(1,456)	$ 97	$	833	$ 844
Basic Income (Loss) Per Common Share:						
Income (loss) from continuing operations	$	(.17)	$ .01	$	.10	$ .11
Gain (loss) on disposition of discontinued operations, net of tax		-	-		-	(.01)
Net income (loss)	$	(.17)	$ .01	$	.10	$ .10
Weighted average basic common shares		8,504	8,451		8,477	8,451
Diluted Income (Loss) Per Common Share:						
Income (loss) from continuing operations	$	(.17)	$ .01	$	.10	$ .11
Gain (loss) on disposition of discontinued operations, net of tax		-	-		-	(.01)
Net income (loss)	$	(.17)	$ .01	$	.10	$ .10
Weighted average diluted common shares		8,504	8,515		8,528	8,506

As of September 30, 2007 there were 8,503,989 common shares outstanding, net of treasury shares.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In thousands except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
Income (loss) from continuing operations	$ (1,456)	$ 97	$ 833	$ 898
Amortization of intangible assets related to purchase accounting	48	111	144	354
Federal income tax charge (benefit) related to deferred taxes	(750)	54	372	473
Income (loss) from continuing operations excluding amortization and federal income tax charge (benefit)	$ (2,158)	$ 262	$ 1,349	$ 1,725
Non - GAAP Basic Income (Loss) Per Common Share:				
Income (loss) from continuing operations excluding amortization and federal income tax charge (benefit)	$ (.25)	$ .03	$ .16	$ .20
Non - GAAP Diluted Income (Loss) Per Common Share:				
Income (loss) from continuing operations excluding amortization and federal income tax charge (benefit)	$ (.25)	$ .03	$ .16	$ .20